Exhibit 99.77E

Sub-Item 77E – Legal Proceedings

Heretofore Registrant reported environmental legal proceedings, pending in the District Court for the Eastern District of Pennsylvania, captioned  Boarhead Farm Agreement Group v. Advanced Environmental Technology Corporation et al., No. 02-cv-3830, in which plaintiffs sought contribution and reimbursement from Registrant and others, in connection with a Super Fund site in Bucks County Pennsylvania. By agreement dated June 21, 2008, the Registrant agreed to pay plaintiffs for a release $501,516.39, of which Registrant paid $250,000 prior to the end of Registrant’s fiscal year and paid the balance on September 2, 2008. Theretofore, Registrant had accrued and charged to the Fund $1,150,000 as a result of the settlement; the excess of the accrual and charge over the settlement amount was restored to the Fund’s net asset value.